Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

     The unaudited pro forma condensed combined financial data set forth below gives effect to the acquisition (the Acquisition) of Newmark International, Inc. and Pfleiderer Leasing USA, Inc. (collectively, “Newmark”) on April 16, 2004 by the application of the pro forma adjustments to the historical consolidated financial statements of Valmont Industries, Inc. (“Valmont”). The unaudited pro forma condensed financial data should be read in conjunction with the audited and unaudited historical consolidated financial statements and notes of Valmont and the historical audited combined financial statements and notes of Newmark.

     The unaudited pro forma condensed combined statement of operations gives effect to the Acquisition as if it occurred as of December 29, 2002. The unaudited pro forma condensed combined financial data do not purport to represent what Valmont’s results of operations or financial position would have been if the Acquisition had occurred as of the dates indicated or what such results will be for any future periods.

     The Acquisition was accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” The total purchase price for Newmark was allocated to the net assets based upon preliminary estimates of fair value. The purchase price allocations for the Acquisition are preliminary and further refinements are likely to be made based on the results of final valuations and the resolution of any post-closing purchase price adjustments pursuant to the stock purchase agreement.

     The unaudited pro forma adjustments are based upon available information and certain assumptions that Valmont believes are reasonable, which assumptions are described in the accompanying notes.

Unaudited Pro Forma Condensed Combined Statement of Operations
Twenty-Six Weeks Ended June 26, 2004

			Elimination of					Proforma for
		Newmark	Businesses			Adjustment		the Acquisition
	Valmont	International, Inc.	Not	Acquisition		for the		and the
	Industries, Inc.	Combined	Acquired (a)	Adjustments		Refinancing		Financings
(in thousands)
Net sales	$481,910	$21,852	$(2,009)	$—		$—		$501,753
Cost of goods sold	364,550	17,305	(1,862)	119	(b)	—		380,112

Gross profit	117,360	4,547	(147)	(119)		—		121,641
Impairment loss	—	4,125	(4,125)	—		—		—
Selling, general and administrative expenses	86,602	2,648	(234)	490	(b)	—		89,506

Operating income	30,758	(2,226)	4,212	(609)		—		32,135
Interest expense	6,465	100	(6)	—		1,403	(c)	7,962
Interest income	(695)	—	—	—		—		(695)
Debt prepayment expenses	9,860	—	—	—		—		9,860
Other expense (income)	260	19	1	—		—		280

Earnings before income taxes	14,868	(2,345)	4,217	(609)		(1,403)		14,728
Income tax expense (benefit)	5,456	(854)	1,587	(222	) (d)	(512	) (d)	5,455

Earnings before minority interest and equity in earnings (losses) of nonconsolidated subsidiaries	9,412	(1,491)	2,630	(387)		(891)		9,273
Minority interest	(1,173)	—	—	—		—		(1,173)
Equity in earnings (losses) of nonconsolidated subsidiaries	74	—	—	—		—		74

Net earnings	$8,313	$(1,491)	$2,630	$(387)		$(891)		$8,174

Earnings per common share:
Basic	$0.35							$0.34
Diluted	$0.34							$0.33
Weighted average shares outstanding:
Basic	23,856							23,856
Diluted	24,466							24,466

     Notes to Unaudited Pro Forma Condensed Combined Financial Data

(a)	Reflects the elimination of businesses of Newmark that were not acquired in the Acquisition, including the fiberglass business unit.

(b)	Reflects adjustments to record additional depreciation and amortization expenses associated with the fair market value adjustments to property, plant and equipment (mainly included in costs of sales) and finite-lived intangible assets (included in selling, general and administrative expenses):

Property, plant and equipment	$142
Finite-lived intangible assets	467

$609

(c)	Reflects adjustments to interest expense as follows:

Interest on senior subordinated notes	$5,156
Amortization of deferred financing costs	360
Interest on new term loan	872
Interest on new revolving credit agreement	672
Other interest expense	902
Elimination of actual interest expense	(6,465)
Elimination of Newmark interest expense	(94)

$1,403

(d)	Reflects the tax effect of the pro forma adjustments at an estimated 36.5% tax rate.